Univest Securities LLC
75 Rockefeller Plaza, Suite 1838

New York, NY 10019

March 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Tamika Sheppard

Re:	Akanda Corp. (the “Company”) Registration Statement on Form F-1
File No. 333-277182 (the “Registration Statement”)

Dear Ms. Sheppard:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as the representative of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00pm, Eastern Time, on March 18, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus, dated March 11, 2024, through the date hereof, to prospective underwriters, institutional investors, dealers and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Joseph E. Segilia, Esq., Sullivan & Worcester LLP, counsel of the representative of the underwriters, at (212)660-3027 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representative of the underwriters

Univest Securities, LLC

By:	/s/ Brad Richmond
	Name:	Brad Richmond
	Title:	COO and Co-Head of Investment Banking

cc:	Joseph E. Segilia, Esq., Sullivan & Worcester LLP